December 27, 2005


Henry Fong
Chief Executive Officer
Inhibiton Therapeutics, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

	Re:	Inhibiton Therapeutics, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed February 24, 2005
Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31,
2005
Filed May 16, 2005 and September 21, 2005
		File No. 333-57946

Dear Mr. Henry Fong

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1. We were not able to locate Richard Hawkins as registered with the
PCAOB. Additionally we note your auditor`s report does not include signature or the city or state of your auditor as required by Rule 2-
02 of Regulation S-X. Finally your auditor`s report is dated
January
25, 2004 although the period covered is as of December 31, 2004. Please amend your filing to provide and audit report that has been conducted by an independent accountant registered with the PCAOB and that meets all the requirements of Rule 2-02 of regulation S-X.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

2. We note your disclosure in your 8-K filed August 4, 2005, regarding your convertible promissory notes that do not appear to be conventional convertible. Refer to paragraph 4 of EITF 00-19 and to
EITF 05-02.  Please address the following:

* Explain in detail how you considered the provisions of SFAS 133 and
00-19 in accounting for the embedded conversion option associated with your debt instruments. In this regard, it may not be appropriate to apply EITF 00-27 and 98-5 if your conversion option meets the definition of a derivative.

* Specifically address whether shares issued upon conversion of your debt are subject registration rights.

* In the event you determine that SFAS 133 and 00-19 would apply, please provide us with your analysis of the accounting impact on your financial statements from bifurcating the value of your embedded conversion option.

* Please provide us with copies for your convertible debt agreements and any related agreements

Item 3, Controls and Procedures, page F-9

3. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Henry Fong
Chief Executive Officer
December 27, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010